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                                   Exhibit A

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                       PRICE COMMUNICATIONS WIRELESS, INC.

            FIRST: The name of the Corporation is Price Communications Wireless, Inc.

            SECOND: The registerd office of the Corporation shall be located at 1013 Centre Road, Wilmington, Delaware 19805 in the County of New Castle. The registered agent of the Corporation at such address shall be Corporation Service Company.

            THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"). the Corporation shall have all power necessary or helpful to engage in such acts and activities.

            FOURTH: The total number of shares of common stock that the Corporation shall have the authority to issue is 3,000 shares, of which 1,500 shall be classified as shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock") and 1,500 shall be classified as shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"). (The Class A Common Stock and Class B Common Stock are sometimes referred to collectively as the "Common Stock.")

            Except as provided herein, each share of Class A Common Stock and Class B Common Stock shall have the same relative rights as and be identical in in all respects as to all matters. Each holder of shares of Class A Common Stock and Class B Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Corporation. On all matters upon which stockholders are entitled or permitted to vote, every holder of Class A Common Stock shall be entitled to cast one (1) vote in person or by proxy for each outstanding share of Class A Common Stock standing in such holders's name on the transfer books of the Corporation, and every holder of Class B Common Stock shall be entitled to cast five (5) votes in person or by proxy for each outstanding share of Class B Common Stock standing in such holder's name on the transfer books of the Corporation. Except as otherwise provided in this Certificate of Incorporation or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as a single class.

            FIFTH: To the extent permitted by law, the Corporation shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative)

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            SIXTH: That a copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of the constituent corporations.

            IN WITNESS WHEREOF, Palmer Wireless, Inc. has caused this Certificate of Merger to be signed by William J. Ryan, its authorized officer, this 6th day of October 1997.

                                    PALMER WIRELESS, INC.


                                    By: /s/ William J. Ryan
                                        ----------------------------------
                                    Name: William J. Ryan
                                    Title: President and Chief Executive Officer


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